Exhibit 77(m)

Mergers

On June 28, 2012 a Special Meeting of Shareholders of ING American Funds Growth Portfolio, a series of ING Investors Trust, was held at which the shareholders were asked to approve (1) an Agreement and Plan of Reorganization by and between ING American Funds Growth Portfolio and ING Large Cap Growth Portfolio, providing for the reorganization of ING American Funds Growth Portfolio with and into ING Large Cap Growth Portfolio.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted

ING American Funds Growth Portfolio	1	34,491,152.051	1,577,780.056	3,218,419.874	39,287,351.981